

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Sue Gove
Chief Executive Officer
BED BATH & BEYOND INC
650 Liberty Avenue
Union, New Jersey 07083

>**Re: BED BATH & BEYOND INC.**
>**Preliminary Prospectus Supplement**
>**Filed February 6, 2023, as updated February 9, 2023**
>**File No. 333-267173**

Dear Sue Gove:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:  Christian O. Nagler